Angela Collette PSC

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

December 20, 2010

Mr. Josh Reynolds

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

Re: PDK Energy Inc

Registration Statement on Form S-1

Filed February 17, 2010

File No. 333-168661

Dear Mr. Reynolds,

Please see the answers to your comments below.

Risk Factors. page 3

Please comply with comment one of our September 3, 2010 letter.

We Added

The proposed offering will allow provide us with a limited amount of funding. There is no assurance that we will complete any or all of this offering.  If we do not raise the amount of this offering, we will not have the necessary capital to develop or execute our business plan until we are able to secure financing. There can be no assurance that such financing will be available on suitable terms. In the event we are unable to complete the offering, our business will fail.

Please restore the disclosure included in the last two paragraphs on page three of amendment no. 1. Comment two of our-October 6,2010 letter did not ask you to remove this disclosure

We have restored

 Use of Proceeds, page 13

We reissue prior comment number five.

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

We have added

The use of proceeds at 10% 25%, 50%, 75% and 100% forecasted capital raise is anticipated to be utilized as follows:

Offering Expenses

The accounting, legal, printing (Edgarizing) and Transfer Agent fees are the estimated costs associated with conducting this offering.

Product Development

We intend to develop our initial product, Gogoplata Energy Drink. We would begin drink development when at least 50% of the offering is sold. If we are unable to sell at least 50% of the offering we cannot begin drink development.

Administration

Administration expenses include costs associated with activities to obtain additional financing as discussed in the “Plan of Operations” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section elsewhere in this Prospectus. Such activities include telephone calls, e-mails, mailings of this prospectus, and preparations and distribution of a Powerpoint-type presentation. Administration expenses also includes the legal accounting and Edgarazing expenses associated with the continuous disclosure requirements of the SEC (e.g., required quarterly (Form 10-Q) and annual (Form 10-K) reporting). The SEC disclosure requirements are our highest priority. However, if the company sells less than 25% of this Offering and we are unable to secure the additional financing discussed above, we will not be able to effectively conduct the product development and marketing activities necessary to move the Company forward. Under those circumstances, the investors will likely lose their entire investment.

Continuous Disclosure Obligations

Auditing, Legal, Printing (Edgarizing) and Transfer Agent expenses are the estimated costs associated with continuous disclosure obligations of the SEC reporting requirements (e.g., quarterly reports on Form 10-Q,annual reports on Form 10-K). While there could be some variance between these activities, the $5,000 budget should be sufficient to meet this company’s continuous reporting requirements. The reporting requirements should always take precedence over all other company activities. However, if the company sells less than 25% of this Offering, given this fixed obligation, the investors will likely lose their entire investment.

The maximum proceeds from this offering $20,000 will satisfy our basic, subsistence level, cash requirements for up to 8 months, including legal and accounting costs associated with this offering, the costs associated with our continuous disclosure obligations, incidental expenses, and the cost of implementing the investigative

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

aspects of our business plan including identifying and securing additional sources of financing, employees/consultants, suppliers, and customers.  Seventy-five percent (75%) of the possible proceeds from this offering $15,000_will satisfy our basic, subsistence level, cash requirements for up to 6  months, while 50% of the proceeds $10,000_will sustain us for up to 4 months, and 25% of the proceeds $5,000 will sustain us for up to 2 months. Our budgetary allocations may vary, however, depending upon the percentage of proceeds that we obtain from the offering.  For example, we may determine that is it more beneficial to allocate funds toward securing potential financing and business opportunities in the short terms rather than to conserve funds to satisfy continuous disclosure requirements for a longer period.  Nevertheless, if we are only successful in selling 25% or less of the shares being registered, we will dedicate all proceeds to satisfying our continuous disclosure requirements.

If we are unable to raise additional monies other than the proceeds of this offering, we only have enough capital to cover the above described expenses.  The expenses of this offering include the preparation of this prospectus, the filing of this registration statement and transfer agent fees. Implementing the business and marketing plan includes preparing basic marketing materials, contacting potential sources of financing, suppliers, and potential customers. Our continuous disclosure requirements include the costs of preparing quarterly financial statements, and reports on forms 10-Q, 10-K and 8-K.  As of _October 31 2010 we had $2,774 cash on hand. This cash will not cover the expenses of this offering or working capital requirements for even one month given the undertaking of this offering and expenses involved.

If we are only able to sell less than 25% of the securities we are offering, substantially all of the funds raised by this offering will be spent on assuring that we meet our corporate and disclosure obligations so that we remain in good standing with the State of Mississippi and maintain our status as a reporting issuer with the SEC.  If we sell less than 30% of the securities that we are offering the  investors will likely lose their entire investment.

1.

The new last paragraph under this heading does not agree with the table. In the table, no dollar amounts are allocated to corporate and disclosure compliance obligations if 25% is sold in the offering. Please revise. In this regard, at the 25% sales level, net offering proceeds would appear to be $750 although the table indicates zero net proceeds.

We have corrected the Table

Liquidity and Capital Resources, page 30

You continue to disclose that offering proceeds will fund your activities for up to six months. We do not understand this disclosure as the amount that will be received in the offering is uncertain and there may be no net offering proceeds. Please revise. Further, please comply with comment nine of our October 6, 2010 letter.

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

We have added

If we sell 75% of are offering the proceeds from this will satisfy our cash requirements for up to 6 months. As of October 31, 2010  we had $_2,774_cash onhand. This cash will not cover the expenses of this offering or our working capital requirements for even one month given the undertaking of this offering and the expenses involved.

We note that you have revised the disclosure in response to our prior comment number 10. Please explain the reference to $25,000.

Corrected the number to $20,000

We reissue parts of prior comment 11. The milestones table does not describe drink development, which appears essential to your business activities. Please revise or explain. Further, please disclose the milestones in the event you receive 100%, 75% and 50% offering proceeds. In this regard, the use of proceeds table indicates that, at the 50% sales level, $2,940 will be allocated to drink development.

We have added and changed

 To retain counsel and an auditor to assist in preparation of documents providing for the raising a minimum of $20,000 to complete Stage II of our Plan of Operations. Accomplished in June of 2010. Total costs approximately $5,800 (Auditor paid $1,800 and accountant $ 750.)

Stage II Drink Development including Graphic design for cans and boxes, and Selection of the contract Manufacture and selection of the Drink Formula

Anticipated Milestone    Projected Date of Completion

Budget

Research and selection

November 2010

$2,500

of contract manufacturer

Graphic design for cans

December 2010

$2000

and boxes

Review and select drink formula December 2010

$500

Build Website

February 2011

$5000

Order Energy drink product

July 2011

$5000

Initial sales via website and

initial sales calls to retailers

July 2011

$1000

If we are

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

Currently available cash is not sufficient to allow us to commence full execution of our business plan

Are milestones will be adjusted  if the amount of the offering is less then 100%. at 75% we will have to cut the amount we can spend on website development and at 50% we will have to cut all website development and cut 2,060 from drink development  unable to raise additional funds we will not be able to complete any of the milestones. Due to the fact that many of the milestones are dependent on each other, if we do not raise any additional capital we will not be able to implement any facets of our business plan.

Please nature and extent of your principal stockholder's commitment to provide you funding, if any. If your stockholder is obligated to provide funding, please disclose the obligation in all principal respects and file the agreement as an exhibit. Also, please disclose under "Certain Relationships and Related Party Transactions." clarify the

We have added

Mr. Joffe are principal stockholder and president is not obligated to provide any funding .

Certain Relationships and Related Party Transactions, page 32

We reissue prior comment number 13.

We have added

Mr. Joffe is entitled, at his option, to convert at anytime into shares of Common Stock of the Company at a conversion price of .007 per each share of Common Stock.. The occurrence of one or more of the following events will cause PDK Energy  to be in default under this note: PDK Energy  fails to make any payment due under section 1 of this note or breaches any other obligation contained in this note; and PDK Energy  commences any voluntary proceeding under any chapter of the Federal Bankruptcy Code or any other law relating to bankruptcy, bankruptcy reorganization, insolvency or relief of debtors, or any such proceeding is commenced against PDK Energy  and is not dismissed within 60 days from the date on which it is filed or instituted. Default Rate. Upon occurrence of an Event of Default, the unpaid principal amount of this note and any interest accrued thereon will bear interest from the date due until that amount is paid in full at an annual rate of 21%.

Directors, Executive Officers, Promoters And Control Persons, Page 32

In your response to prior comment number 14 you have indicated that you have made certain revisions. We do not find them in the disclosure. Please advise us supplementally or revise the disclosure

We have added

Mr. Joffe was previously employed as technical support Customer service Rep by Creative Solutions Inc., a provider of outsourced technical services. He is currently employed by Cephas Holding Corp., a reporting issuer as general manager where he  attends to operational

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762

matters related to some of the company’s mobile application products. He does not have any role in directing accounting, finance, or any filings.

Financial Statements, 39

Please consider Rule 8-08 Regulation S-X in determining whether you should  provide updated financial statements.

Our financial statements require to be updated under Rule 8-08 of Regulation S-X.  We have included the unaudited financial statements for the Three Month Period Ended October 31, 2010

Notes to the Financial Statements, page 45

12. Please provide the disclosures set forth in FASB ASC 855-10-50-1 and 50-2, as applicable.

We have included the appropriate disclosure for the period in which subsequent events has been evaluated; "Subsequent events has been evaluated through the date for which these statements have been issued

We hope that this satisfies all of your comments. Please let us know when we might be able to request acceleration.

Sincerely,

//Angela Collette

Angela Collette

____________________________________________________________________

28329 Utica Road Roseville MI 48066

Phone 321-507-7826 FAX: 321-327-8762